Exhibit 1

FOR IMMEDIATE RELEASE	10 May 2019

WPP PLC (“WPP”)

New Directorship

WPP has been notified that Nicole Seligman, Non-Executive Director and Senior Independent Director of WPP, was appointed as a non-executive director of MeiraGTx Holdings plc on 10 May 2019.

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600

END